UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FTS International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

30283W302
(CUSIP Number)

August 26, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

CUSIP NO. 30283W302	Page 2 of 9 Pages

(1)	Names of Reporting Persons Temasek Holdings (Private) Limited
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 992,496 Shares issuable upon exercise of Warrants*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 992,496 Shares issuable upon exercise of Warrants*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 992,496 Shares issuable upon exercise of Warrants*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented By Amount in Row (9) 7.06%**
(12)	Type of Reporting Person (See Instructions) HC

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 14,061,643 Shares outstanding as of July 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021.

CUSIP NO. 30283W302	Page 3 of 9 Pages

(1)	Names of Reporting Persons Fullerton Fund Investments Pte Ltd
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 992,496 Shares issuable upon exercise of Warrants*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 992,496 Shares issuable upon exercise of Warrants*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 992,496 Shares issuable upon exercise of Warrants*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented By Amount in Row (9) 7.06%**
(12)	Type of Reporting Person (See Instructions) HC

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 14,061,643 Shares outstanding as of July 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 6, 2021.

CUSIP NO. 30283W302	Page 4 of 9 Pages

(1)	Names of Reporting Persons Maju Investments (Mauritius) Pte Ltd
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 992,496 Shares issuable upon exercise of Warrants*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 992,496 Shares issuable upon exercise of Warrants*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 992,496 Shares issuable upon exercise of Warrants*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented By Amount in Row (9) 7.06%**
(12)	Type of Reporting Person (See Instructions) CO

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 14,061,643 Shares outstanding as of July 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 6, 2021.

CUSIP NO. 30283W302	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

FTS International, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

777 Main Street, Suite 2900
Fort Worth, Texas 76102

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed on behalf of the following persons (the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”);

(ii)	Fullerton Fund Investments Pte Ltd (“FFI”); and

(iii)	Maju Investments (Mauritius) Pte Ltd (“Maju”).

Attached as Exhibit A is an agreement by and among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Temasek Holdings and FFI is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Republic of Singapore 238891. The address of the principal business office of Maju is c/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius.

Item 2(c).	Citizenship:

(i)	Temasek Holdings: Republic of Singapore

(ii)	FFI: Republic of Singapore

(iii)	Maju: Republic of Mauritius

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e).	CUSIP Number:

30283W302

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP NO. 30283W302	Page 6 of 9 Pages

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

On September 22, 2020, the Issuer and certain of its affiliated companies (together with the Issuer, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

On November 4, 2020, the Bankruptcy Court entered an order approving and confirming the Debtors’ Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as the same may have been modified, supplemented, and amended, and including all supplements and exhibits thereto, the “Confirmed Plan”). The Confirmed Plan became effective on November 19, 2020 (the “Effective Date”), at which time all Shares outstanding prior to such time were cancelled (including the 2,080,857 Shares previously held by the Reporting Persons), and the Issuer issued to the Reporting Persons 496,289 Shares and warrants to purchase an additional 2,060,496 Shares issuable upon the exercise of the warrants (the “Warrants”).

On January 26, 2021 and January 27, 2021, the Reporting Persons sold 4,593 Shares and 7,836 Shares, respectively, in the open market. On February 3, 2021, the Reporting Persons sold the remaining 483,860 Shares in the open market.

On August 26, 2021, the Reporting Persons sold 1,068,000 Warrants in a private sale.

Maju is a direct beneficial owner of 992,496 Warrants. Maju is a direct wholly owned subsidiary of FFI, which is a direct wholly owned subsidiary of Temasek Holdings. Accordingly, FFI and Temasek Holdings may be deemed to be indirect beneficial owners of the 992,496 Warrants beneficially owned directly by Maju.

Item 4(b).	Percent of Class:

7.06%, which is calculated based on 14,061,643 Shares outstanding as of July 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 6, 2021.

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership. The following information is the same for each Reporting Person:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 992,496

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 992,496

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

CUSIP NO. 30283W302	Page 7 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 30283W302	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2021	Temasek Holdings (Private) Limited

	By:	/s/ Jason Norman Lee
		Name:	Jason Norman Lee
		Title:	Authorized Signatory

Date: August 30, 2021	Fullerton Fund Investments Pte Ltd

	By:	/s/ Gregory Tan
		Name:	Gregory Tan
		Title:	Director

Date: August 30, 2021	Maju Investments (Mauritius) Pte Ltd

	By:	/s/ Poy Weng Chuen
		Name:	Poy Weng Chuen
		Title:	Director

CUSIP NO. 30283W302	Page 9 of 9 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement by and among Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Maju Investments (Mauritius) Pte Ltd